EXHIBIT D-4

                               112 FERC P. 61,243
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:  Joseph T. Kelliher, Chairman;
                       Nora Mead Brownell, and Suedeen G. Kelly.

FirstEnergy Corp.                              Docket No. EC05-84-000

                  ORDER AUTHORIZING DISPOSITION AND ACQUISITION
                          OF JURISDICTIONAL FACILITIES

                           (Issued September 1, 2005)

I.  INTRODUCTION
    ------------

1. On May 19, 2005, the Applicants, which are: FirstEnergy Corp. (FirstEnergy) on behalf of The Cleveland Electric Illuminating Company (CEI), Ohio Edison Company (Ohio Edison), Pennsylvania Power Company (Penn Power), and The Toledo Edison Company (Toledo Edison) (collectively, FirstEnergy Operating Companies); FirstEnergy Solutions Corp. (Solutions); and FirstEnergy Nuclear Generation Corp. (Nuclear Genco) filed an application under section 203 of the Federal Power Act (FPA)/1/ requesting authorization for the disposition and acquisition of jurisdictional facilities through the transfer of FirstEnergy Operating Companies' ownership interests in certain Nuclear Assets/2/ to Nuclear Genco. The jurisdictional facilities are generator step-up transformers and interconnection facilities associated with the Nuclear Assets. The Applicants further request authorization under section 203 for Solutions to acquire the stock of Nuclear Genco, which initially will be owned by Penn Power, after the asset transfers have occurred, so that Nuclear Genco will become a direct, wholly-owned subsidiary of Solutions. This is an internal corporate restructuring.

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1    16 U.S.C. ss. 824b (2000) [new citation pending].

2 The Nuclear Assets are Units 1 and 2 of the Beaver Valley Nuclear Generating Station, the Davis-Besse Nuclear Generating Station, and the Perry Nuclear Generating Station.


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Docket No. EC05-84-000                                                      -2-

2. The Commission has reviewed the proposed transaction under the Commission's Merger Policy Statement./3/ We will authorize the proposed transaction, as we find that it will not have an adverse effect on competition, rates or regulation and is thus consistent with the public interest.

II. BACKGROUND
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    A.   DESCRIPTION OF THE PARTIES
         --------------------------

3. FirstEnergy Corp. is a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA)./4/ The FirstEnergy Operating Companies are engaged in the generation, transmission and distribution of electricity to wholesale and retail customers in the Eastern Interconnection. Penn Power is a subsidiary of Ohio Edison.

4. Solutions is an electricity and natural gas marketing subsidiary of FirstEnergy that does not directly own or operate any generation or transmission facilities. The company markets electricity and natural gas service to business and residential customers in thirteen states, including areas served by the Midwest Independent System Operator, the New York Independent System Operator, and PJM Interconnection, LLC. Solutions has one subsidiary, FirstEnergy Generation Corp. (Generation), which was formed in 2001 to own and/or operate fossil-fueled and hydro-electric generating facilities of the FirstEnergy Operating Companies.

5. Nuclear Genco will be a newly-formed generation company incorporated under the laws of the State of Ohio that will acquire all of the Nuclear Assets. Nuclear Genco will initially be a wholly-owned subsidiary of Penn Power. After a series of transfers of the common stock of Nuclear Genco, Nuclear Genco will become a second subsidiary of Solutions.


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3    See Inquiry Concerning the Commission's Merger Policy Under the Federal
     Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (Dec. 19,
     1996), FERC Stats. & Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 79 FERC P. 61,321 (1997) (Merger Policy Statement); see also Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (Nov. 28, 2000), FERC Stats. & Regs. P. 31,111 (2000), order on reh'g, Order No.642-A, 94 FERC P. 61,289 (2001)
     (Merger Filing Requirements).

4    15 U.S.C. ss. 79 (2000).


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Docket No. EC05-84-000                                                      -3-


6. The Applicants and their affiliates own 13,387 megawatts (MW) of generating capacity and 16,067 pole miles of overhead and underground transmission facilities. The FirstEnergy Operating Companies own approximately 3,326 MW of generation capacity from the Nuclear Assets.

    B. THE PROPOSED TRANSACTION

7. Applicants say that the proposed transaction is being implemented in accordance with restructuring of the electric industry in Pennsylvania and Ohio. In 1996, the Pennsylvania legislature enacted legislation to restructure the state's electric industry by creating retail access to a competitive market for the generation of electricity. Applicants say that similar legislation that was enacted in Ohio in 1999 required each electric utility in Ohio that was proposing to offer both competitive retail electric service and non-competitive service operate under a corporate separation plan approved by the Public Utilities Commission of Ohio. Pursuant to that corporate separation plan, operational control over the fossil and hydro-electric generating stations of the FirstEnergy Operating Companies was transferred to Generation./5/

8. In order to achieve the corporate separation of nuclear generation facilities owned by FirstEnergy Operating Companies, responsibility for operation of those facilities was given to FirstEnergy Nuclear Operating Company. However, due to restrictive financial covenants, the FirstEnergy Operating Companies retained their ownership interests in their nuclear generating units at the time of the restructuring. The authorization will allow each of the FirstEnergy Operating Companies to complete the process of achieving a full divestiture of all of its owned generating capacity.

9. Under the proposed transaction, Nuclear Genco will initially be a wholly-owned subsidiary of Penn Power. After all necessary regulatory approvals are obtained, Penn Power will transfer its ownership interest in the Beaver Valley and Perry generating stations to Nuclear Genco under a Subscription and Capital Contribution Agreement based on the net book value of the assets being transferred. In return, Nuclear Genco will assume $63,650,000 of outstanding Pollution Control Revenue Bonds of Penn Power and certain other liabilities associated with the units being transferred, and will issue 100 shares of common stock to Penn Power. Penn Power will also contribute specified nuclear plant-related assets to Nuclear Genco and will acquire a promissory note from Nuclear Genco in the amount of the net book value of such assets. After Penn Power has transferred its interests in the Nuclear Assets to Nuclear Genco and has acquired the common stock of Nuclear Genco, Penn Power will declare and pay a dividend to its parent, Ohio Edison, consisting of all of its Nuclear Genco common stock. As a result, Nuclear Genco will momentarily become a wholly-owned subsidiary of Ohio Edison.


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5    The Commission approved the transfer of operational control to Generation in FirstEnergy Corp., 94 FERC P. 61,179 (2001).


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Docket No. EC05-84-000                                                      -4-


10. Ohio Edison will then transfer its ownership interests in the Nuclear Assets to Nuclear Genco by a contribution to Nuclear Genco pursuant to another Capital Contribution Agreement. After the transfer, Nuclear Genco will also assume from time to time Ohio Edison's obligations in respect to Pollution Control Bonds and certain other liabilities.

11. CEI and Toledo Edison will sell their interests in the Nuclear Assets to Nuclear Genco under Purchase and Sales Agreements. Ohio Edison will then distribute all of the common stock of Nuclear Genco to FirstEnergy as a dividend to its parent so that Nuclear Genco will become, momentarily, a direct wholly-owned subsidiary of FirstEnergy. Finally, FirstEnergy will make a capital contribution to Solutions consisting of all of the Nuclear Genco common stock. Therefore, when the transaction is completed, both Generation and Nuclear Genco will be wholly-owned subsidiaries of Solutions, and will be selling all of the output from the generating stations that they own to Solutions.

III. NOTICE OF FILING AND RESPONSIVE PLEADINGS
     -----------------------------------------

12. Notice of this filing was published in the Federal Register, 70 Fed. Reg. 32,316 (2005), with comments, protests or interventions due on or before June 9, 2005. On June 8, 2005, American Municipal Power-Ohio, Inc. (AMP-Ohio) and the City of Cleveland, Ohio (Cleveland) filed an intervention and comments. On June 21, 2005, FirstEnergy filed an answer. On June 27, 2005, AMP-Ohio and Cleveland filed a motion for leave to reply. On June 30, 2005, FirstEnergy filed an additional answer.

IV. DISCUSSION
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    A.   PROCEDURAL MATTERS
         ------------------

13. Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2005), the timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding. Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213(a)(2)
(2005), prohibits an answer to a protest unless otherwise ordered by the decisional authority. We will accept the answers(6) filed in this proceeding because they have provided information that assisted us in our decision-making process.


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6    We consider AMP-Ohio and Cleveland's motion for leave to reply to be an answer, and treat it as such.


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Docket No. EC05-84-000                                                      -5-


    B.   CONSISTENCY WITH THE PUBLIC INTEREST
         ------------------------------------

14. Section 203(a) of the FPA provides that the Commission must approve a disposition of facilities if it finds that the disposition "will be consistent with the public interest." The Commission's analysis of whether a disposition is consistent with the public interest generally involves consideration of three factors: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation. As discussed below, we find that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates, or regulation.

         1.   EFFECT ON COMPETITION
              ---------------------

15. Applicants state that the proposed transaction will not adversely affect competition. It is an internal company reorganization that will have no effect on the overall amount of generation capacity within the FirstEnergy corporate family. They contend that an internal reorganization cannot have an effect on competition because such a transaction does not involve the acquisition or disposition by the organization of any assets. We find that the proposed transaction will not adversely affect competition.

         2.   EFFECT ON RATES
              ---------------

16. Applicants state that the proposed transaction will have no effect on the rates of wholesale customers. They state that all of the electricity available to the FirstEnergy Operating Companies from the Nuclear Assets is now being sold to Solutions for resale. Applicants state that after the transaction has been consummated, all of the electricity available from that capacity will continue to be sold to Solutions for resale. Applicants state that if the power is sold by Solutions to affiliated public utilities with retail native load responsibilities, such sales will be subject to Commission review and approval. We agree with the Applicants that the proposed transaction will not adversely affect rates.

         3.   EFFECT ON REGULATION
              --------------------

17. As explained in the Merger Policy Statement and the Merger Filing Requirements, the Commission's primary concern with the effect on regulation of a transaction involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission. Applicants state that after the proposed transaction is consummated, Nuclear Genco will be a public utility subject to the Commission's jurisdiction under Parts II and III of the FPA. Applicants state that Commission's jurisdiction will be unaffected by the transaction, and that the proposed transaction will have no effect on state regulatory jurisdiction.


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Docket No. EC05-84-000                                                      -6-


18. We note that no party has raised concerns about the proposed transaction's effect on state or federal regulation. Also, no state has indicated that it lacks jurisdiction to consider the transactions' effect on retail rates. In addition, Applicants have already stated in a prior proceeding that FirstEnergy is a registered holding company under PUHCA and have committed to waive the Ohio Power immunity from Commission regulation of intra-affiliate transactions involving non-power goods and services./7/ Accordingly, we conclude that federal and state regulation would not be impaired.

    4.   THE NRC LICENSING CONDITIONS
         ----------------------------

19. AMP-Ohio and Cleveland argue that it is unclear what effect the proposed transaction will have on certain antitrust licensing conditions (Licensing Conditions) imposed by the Nuclear Regulatory Commission (NRC). They request that the Commission condition the authorization of the proposed transaction on the continuing application of the Licensing Conditions, which are contained in the operating licenses for the Nuclear Generating Stations issued to each of the FirstEnergy Operating Companies. AMP-Ohio explains that the Licensing Conditions rose out of an antitrust investigation by the NRC, and were intended to prevent anti-competitive conduct by the FirstEnergy Operating Companies. AMP-Ohio and Cleveland argue that it is not clear that the Licensing Conditions are being transferred to Nuclear Genco in the proposed transaction. In addition, they express concern that if the Licensing Conditions are to apply only to Nuclear Genco, Nuclear Genco may not be in a position to ensure ongoing compliance with Licensing Conditions related to transmission. AMP-Ohio adds that FirstEnergy's filing does not indicate that FirstEnergy is attempting to eliminate or change antitrust conditions contained in the NRC licenses.

20. AMP-Ohio and Cleveland argue that the Licensing Conditions are important because they help ensure that the First Energy Operating Companies do not discriminate against or engage in anticompetitive conduct directed toward municipalities. They request that the Commission require that the Licensing Conditions continue to remain viable as to FirstEnergy and all of its subsidiaries and affiliate companies after the proposed transaction is consummated. They argue that such conditional authorization will merely preserve the status quo and will require no change in the licenses.

21. FirstEnergy responds that the condition proposed by AMP-Ohio and Cleveland is unwarranted and beyond the scope of this proceeding. It argues that the Commission's review of the transfer of the Nuclear Assets is governed only by the factors set forth in the Merger Policy Statement. FirstEnergy states that neither AMP-Ohio nor Cleveland alleges that the proposed transaction will


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7    See FirstEnergy Corp., 105 FERC P. 62,199 (citing Ohio Power Co. v. FERC,
     954 F.2d 779 (D.C. Cir. 1992), cert. denied, FERC v. Ohio Power, 506 U.S. 981 (1992) (Ohio Power).


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Docket No. EC05-84-000                                                      -7-


adversely affect competition, rates, or regulation. It also states that the Commission has previously rejected efforts by Cleveland to have the Licensing Conditions incorporated into required approvals./8/

22. FirstEnergy further argues that conditional acceptance of its application is unjustified because there is no evidence that the transfer of the Nuclear Assets will somehow affect the Licensing Conditions. In addition, FirstEnergy states that the applications filed with the NRC propose that the affected licenses be amended to make the Licensing Conditions expressly applicable to Nuclear Genco. Finally, in response to Cleveland's apparent concern that the transfer will allow avoidance of a merger settlement commitment/9/ to apply the Licensing Conditions to all dealings between the FirstEnergy Operating Companies and Cleveland, and to notify Cleveland before seeking to modify the terms of the Licensing Conditions, FirstEnergy clarifies that the compliance commitment will continue to apply to all FirstEnergy affiliates until the License Conditions are changed or revoked by the NRC.

23. In their answer, AMP-Ohio and Cleveland assert that the proposed transaction would create an opportunity for FirstEnergy to evade at least a portion of its obligation under the License Conditions. They argue that FirstEnergy seeks to shift its NRC license condition obligations to a new Nuclear Genco, thus either weakening or eliminating its obligations. They argue that FirstEnergy should not be prevented from creating a nuclear generation subsidiary, but that it should be prohibited from doing so in a way that affects competition and the ability of the Commission and the NRC to enforce license conditions imposed on FirstEnergy.

24. We reject the request of AMP-Ohio and Cleveland that we impose a condition on our approval of FirstEnergy's application. We are considering here only the transaction proposed in the application, and approve the proposed transaction simply because we find that it satisfies section 203(a) of the FPA. AMP-Ohio and Cleveland have provided no evidence that the proposed transaction is not consistent with the public interest or that it will adversely affect competition, rates, or regulation. Accordingly, their concern is outside the scope of this proceeding. AMP-Ohio notes that the Licensing Conditions are


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8    Answer of FirstEnergy at 3 (citing American Electric Power Company, 78 FERC
     P. 61,070 at 61,276 (1997)).

9 The merger settlement agreement was approved by the Commission in Ohio Edison Co., 81 FERC P. 61,110 at 61,407-08 (1997).


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Docket No. EC05-84-000                                                      -8-


also at issue in a filing currently before the NRC./10/ Because the Licensing Conditions were imposed by the NRC, it would be more appropriate to discuss their future applicability in that forum./11/

The Commission orders:
---------------------

         (A) The transaction is authorized upon the terms and conditions and for the purposes set forth in the application.

         (B) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever new pending or which may come before this Commission.

         (C) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

         (D) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

         (E) CEI, Ohio Edison, Penn Power, and Toledo Edison shall account for the transfer of the facilities in accordance with Electric Plant Instruction No. 5 and Account 102, Electric Plant Purchased or Sold, of the Uniform System of Accounts. The companies must also file their proposed accounting within six months of the date that the transfers are consummated.

         (F) Applicants shall notify the Commission within 10 days of the date of the disposition and acquisition of jurisdictional facilities has been consummated.

By the Commission.

( S E A L )



                                Magalie R. Salas,
                                   Secretary.


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10   AMP-Ohio Motion to Intervene and Comments at 4.

11 See Otter Tail Power Co., 97 FERC P. 61,226 at 62,033 (2001), order on reh'g, 98 FERC P. 61,112 (2002).